February 27, 2025

VIA EDGAR

Re:	Aspen Technology, Inc. Schedule TO-T/A / 13E-3/A filed on February 24, 2025 Filed by Emerson Electric Co. et al. File No. 005-93677

Mr. Brian Soares
Special Counsel
Division of Corporation Finance
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Mr. Soares:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 26, 2025 (the “Comment Letter”) regarding the above-referenced Schedule TO-T/A of Emerson Electric Co. (“Parent” or “Emerson”), Emersub CXV, Inc. (“Purchaser”) and the other filers thereof (collectively, the “Parent Entities”) as filed with the Commission on February 24, 2025 (the “Schedule TO”). In conjunction with this letter, the Parent Entities are filing via EDGAR, for review by the Staff, Amendment No. 3 to the Schedule TO (“Amendment No. 3”).

The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff in the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.

For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold immediately before each response. All defined terms in this letter have the same meaning as ascribed to them in the Schedule TO, unless otherwise indicated.

Schedule TO-T/A / 13E-3/A filed February 24, 2025; Offer to Purchase

General

1.
We note your response to prior comment 1. We disagree with your apparent conclusion that Mr. Karsanbhai’s actions outlined in our prior comment 1 were either addressed in the then-existing Schedule 13D disclosure or did not constitute a material change to the disclosure then in effect. Please be advised that amendments to Schedule 13D are regulated under Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a). Generic disclosure of the type included in the Schedule 13D or reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. Refer to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06.

The Parent Entities respectfully acknowledge the Staff’s comment and advise the Staff that future beneficial ownership filings by the filing persons will be timely made in accordance with the deadlines set forth in the federal securities laws, including any amendments to the above-referenced Schedule 13D made pursuant to Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a). The Parent Entities respectfully note that the Staff is not seeking additional disclosure or revisions to the disclosure in the Schedule TO.

Source and Amount of Funds

2.
We note your response to prior comment 6 and your disclosure that “Parent’s existing U.S. dollar commercial paper program [...] is expected to be expanded from approximately $4 billion to approximately $7 billion.” We note also your disclosure that you entered into a $3 billion credit agreement on February 11, 2025. With a view towards clarified disclosure, please explain whether the credit agreement relates to, or is a part of, your existing commercial paper program. If the credit agreement does not relate to such program, please clarify what actions you have taken towards expanding your commercial paper program.

In response to the Staff’s comment, the Parent Entities have revised certain portions of Section 21 (“Source and Amount of Funds”) of the Offer to Purchase starting from the subheader “Debt Financing” as follows (deletions are struck through and additions are underlined for your convenience):

“Debt Financing

~~The financing of the funds to pay for Shares accepted for the payment in the Offer and the consideration in connection with the Merger is expected to come in part from issuances under Parent’s existing U.S. dollar commercial paper program, which is expected to be expanded from approximately $4 billion to approximately $7 billion. The placement agent for the commercial paper program is JPMorgan Securities LLC.~~ Parent has an existing U.S. dollar commercial paper program, for which the placement agents are J.P. Morgan Securities LLC, Barclays Capital Inc., Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC and BofA Securities, Inc. Under the program, Parent may issue unsecured commercial paper notes, ranking pari passu with Parent’s other unsubordinated and unsecured indebtedness with maturities not exceeding twelve months from the date of issuance. The commercial paper will be issued at par less a discount representing an interest factor or, if interest bearing, at par. In connection with the Offer and the Merger, Parent increased the maximum amount of commercial paper that it could issue under this program from approximately $4 billion to approximately $7 billion. The proceeds from the commercial paper issued under this program will be used to fund a portion of the payment for Shares accepted for payment in the Offer and the consideration in connection with the Merger and Parent’s day-to-day operations.

On February 11, 2025, Parent entered into a $3 billion 364-Day Credit Agreement (the “364-Day Back-Up Credit Facility”), dated as of February 11, 2025, with JPMorgan Chase Bank, N.A., as agent, Bank of America, N.A. and Goldman Sachs Bank USA, as syndication agents, and the lenders named therein. The 364-Day Back-Up Credit Facility expires on February 10, 2026.  There are no outstanding loans or letters of credit under the 364-Day Back-Up Credit Facility. The 364-Day Back-Up Credit Facility ~~supports general corporate purposes, including, without limitation, as a liquidity back-up for Parent’s commercial paper borrowings, which is expected to be expanded~~ is intended to provide liquidity to repay the commercial paper as it matures, and to provide Parent liquidity in the event the issuance of commercial paper is unavailable. The 364-Day Back-Up Credit Facility is a separate facility from Parent’s commercial paper program.

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The 364-Day Back-Up Credit Facility is unsecured and may be accessed under a floating rate of interest based on SOFR plus a margin and includes a base rate option. Parent may from time to time designate any of its eligible subsidiaries as subsidiary borrowers under the 364-Day Back-Up Credit Facility. Parent has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the 364-Day Back-Up Credit Facility. Loans are denominated in U.S. dollars. Parent must pay facility fees on the aggregate amounts available under the 364-Day Back-Up Credit Facility, as specified in the credit agreement. The 364-Day Back-Up Credit Facility contains customary representations, warranties, covenants and events of default.

The foregoing summary of the 364-Day Back-Up Credit Facility is not complete and is qualified in its entirety by reference to the actual credit agreement, which is attached as Exhibit (d)(x) to the Schedule TO and is incorporated herein by reference.

To the extent any borrowings are incurred under the 364-Day Back-Up Facility, Parent will repay such borrowings as promptly as practicable.

Parent is expected to issue, on March 4, 2025, €500,000,000 aggregate principal amount of 3.000% notes due 2031 (the “2031 Euro Notes”), €500,000,000 aggregate principal amount of 3.500% notes due 2037 (the “2037 Euro Notes” and, together with the 2031 Euro Notes, the “Euro Notes”) and $500,000,000 aggregate principal amount of 5.000% notes due 2035 (the “Dollar Notes”), pursuant to Parent’s registration statement on Form S-3 (Registration Statement No. 333-275526) filed with the SEC (the Euro Notes and the Dollar Notes, collectively, the “Notes”). The Notes are unsecured. The joint book-running managers for the 2031 Euro Notes are J.P. Morgan Securities plc, Goldman Sachs & Co. LLC, Merrill Lynch International, Barclays Bank PLC and HSBC Bank plc, and the co-managers for the 2031 Euro Notes are BNP PARIBAS, Deutsche Bank AG, London Branch, Wells Fargo Securities International Limited, Mischler Financial Group, Inc. and Stern Brothers & Co. The joint book-running managers for the 2037 Euro Notes are J.P. Morgan Securities plc, Goldman Sachs & Co. LLC, Merrill Lynch International, BNP PARIBAS and Deutsche Bank AG, London Branch, and the co-managers for the 2037 Euro Notes are Barclays Bank PLC, HSBC Bank plc, Wells Fargo Securities International Limited, Mischler Financial Group, Inc. and Stern Brothers & Co. The joint book-running managers for the Dollar Notes are J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, and the co-managers for the Dollar Notes are Barclays Capital Inc., BNP Paribas Securities Corp., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Mischler Financial Group, Inc. and Stern Brothers & Co. The form, terms and provisions of the Notes are further described in the prospectus supplements of Parent, each dated February 25, 2025, as filed with the SEC under Rule 424(b) of the Securities Act of 1933, as amended, on February 27, 2025, which descriptions are incorporated herein by reference. The proceeds from the Notes issuances are expected to be used for general corporate purposes, the repayment of Parent’s commercial paper borrowings and to fund a portion of the payment for Shares accepted for payment in the Offer and the consideration in connection with the Merger and payment of related fees and expenses.”

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4618 or Cheryl Chan at (212) 450-4503 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Phillip R. Mills
Phillip R. Mills, Esq.

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